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Filed by MI Developments Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Magna Entertainment Corp.
Commission File No. 000-30578
Dated: August 24, 2004

        The following press release was issued by MID on August 24, 2004:

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS INC. ANNOUNCES RESPONSE TO
GREENLIGHT CAPITAL LETTER

August 24, 2004, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced that it has filed with the Ontario Securities Commission ("OSC") its response to the August 10 letter of Greenlight Capital, Inc. to the OSC.

MID's letter responds to Greenlight's allegations and explains how MID's proposed offer for all the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. not currently owned by MID was properly structured and approved by a Special Committee of Independent Directors of MID relying on outside legal and financial advice.

More details are available by reviewing MID's response which has been filed with the OSC and the U.S. Securities and Exchange Commission ("SEC"), and should be available on the SEC's website at www.sec.gov or at www.sedar.com. The response has also been posted today on MID's website, www.midevelopments.com.

For further information about this press release, please contact John Simonetti at (905) 726-7619.

About MID and MEC

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-tract, off-track and account wagering markets.

Forward-Looking Statements

The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

Where to Find Additional Information About the Offer

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities of MEC. At the time the proposed offer is commenced, MID will file an offer to purchase/prospectus with the SEC and Canadian securities regulatory authorities and MEC will file a solicitation/recommendation statement with respect to the offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they become available because they will contain important information. At that time, investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement from the SEC's website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. YOU SHOULD READ THE OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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PRESS RELEASE MI DEVELOPMENTS INC. ANNOUNCES RESPONSE TO GREENLIGHT CAPITAL LETTER